SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 7, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	ING Condensed Consolidated Interim Accounts for the Nine Month Period ended September 30, 2007.

4. Introduction
This section includes the ING Group Condensed consolidated interim accounts, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) and including the review report of Ernst & Young. These condensed consolidated interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). Other sections of this Group Statistical Supplement are presented on an underlying basis, i.e. excluding gains/losses on divestments, profit from divested units and certain special items. A reconciliation between Underlying net profit and Net profit (attributable to shareholders of parent) in accordance with IFRS-EU is provided in Section 1.1 ‘ING Group: Income Statement’ of this Group Statistical Supplement.

4.1 Condensed consolidated balance sheet* of ING Group as at

	30 September	31 December
(in €mln)	2007	2006

Assets
Cash and balances with central banks	13,397	14,326
Amounts due from banks	51,470	39,868
Financial assets at fair value through profit and loss	339,462	317,470
Investments	296,854	311,581
Loans and advances to customers	529,912	474,437
Reinsurance contracts	6,119	6,529
Property and equipment	6,120	6,031
Other assets	62,679	56,065

Total assets	1,306,013	1,226,307

Equity
Shareholders’ equity (parent)	38,859	38,266
Minority interests	2,176	2,949

Total equity	41,035	41,215

Liabilities
Preference shares	119	215
Subordinated loans	6,502	6,014
Debt securities in issue/other borrowed funds	98,383	107,772
Insurance and investment contracts	271,746	268,683
Amounts due to banks	148,133	120,839
Customer deposits and other funds on deposit	529,476	496,680
Financial liabilities at fair value through profit and loss	166,381	146,611
Other liabilities	44,238	38,278

Total liabilities	1,264,978	1,185,092

Total equity and liabilities	1,306,013	1,226,307

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

4.2 Condensed consolidated profit and loss account* of ING Group for

	3 month period		9 month period
	1 July to 30		1 January to 30
	September		September
(in € mln)	2007	2006	2007	2006
Interest income banking operations	20,005	14,606	55,468	43,342
Interest expense banking operations	-17,773	-12,321	-48,791	-36,495

Interest result banking operations	2,232	2,285	6,677	6,847
Gross premium income	11,397	10,992	34,604	35,569
Investment Income	3,136	2,616	9,592	8,060
Commission income	1,222	1,026	3,650	3,203
Other income	865	443	2,003	1,891

Total income	18,852	17,362	56,526	55,570

Underwriting expenditure	11,983	11,511	35,877	36,671
Addition to loan loss provision (release)	69	44	94	15
Other impairments (reversals)	—	4	-20	-1
Staff expenses	2,021	1,764	6,199	5,772
Other interest expenses	312	292	871	881
Other operating expenses	1,734	1,670	5,264	4,765

Total expenses	16,119	15,285	48,285	48,103

Profit before tax	2,733	2,077	8,241	7,467

Taxation	355	431	1,268	1,621

Net profit (before minority interests)	2,378	1,646	6,973	5,846

Attributable to:
Shareholders of the parent	2,306	1,571	6,759	5,590
Minority interests	72	75	214	256

	2,378	1,646	6,973	5,846

	30 September	30 September	30 September	30 September
(in Euro)	2007	2006	2007	2006
Earnings per ordinary share (attributable to shareholders of the parent)	1.08	0.73	3.14	2.59
Diluted earnings per ordinary share	1.07	0.72	3.11	2.56

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

4.3 Condensed consolidated statement of cash flows* of ING Group for the nine month period ended

	30 September	30 September
(in € mln)	2007	2006

Net cash flow from operating activities	22,662	8,302

Investments and advances:
Group companies	-875	-116
Associates	-548	-222
Available-for-sale investments	-210,263	-222,372
Real estate investments	-537	-420
Property and equipment	-498	-391
Assets subject to operating leases	-1,092	-553
Investments for risk of policyholders	-40,769	-32,284
Other investments	-158	-146

Disposals and redemptions:
Group companies	985	363
Associates	635	255
Available-for-sale investments	207,241	200,902
Held-to-maturity investments	784	1,220
Real estate investments	191	467
Property and equipment	127	77
Assets subject to operating leases	298	283
Investments for risk of policyholders	36,150	28,106
Other investments	8	23

Net cash flow from investing activities	-8,321	-24,808

Proceeds from issuance of subordinated loans	751	865
Repayments of subordinated loans	—	-600
Proceeds from borrowed funds and debt securities	322,171	219,289
Repayments of borrowed funds and debt securities	-330,784	-203,779
Issuance of ordinary shares	392	3
Payments to acquire treasury shares	-1,614	-839
Sales of treasury shares	10	373
Dividends paid	-3,022	-2,708

Net cash flow from financing activities	-12,096	12,604

Net cash flow	2,245	-3,902

Cash and cash equivalents at beginning of period	-1,795	3,335
Effect of exchange rate changes on cash and cash equivalents	198	-308

Cash and cash equivalents at end of period	648	-875

Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills	6,437	4,427
Amounts due from/to banks	-19,186	-18,084
Cash and balances with central banks	13,397	12,782

Cash and cash equivalents at end of period	648	-875

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

4.4 Condensed consolidated statement of changes in equity* of ING Group for the nine month period ended

	30 September					30 September
(in € mln)	2007					2006
	Total			Total
	shareholders'	Minority		shareholders'	Minority
	equity (parent)	interests	Total	equity (parent)	interests	Total

Balance at beginning of period	38,266	2,949	41,215	36,736	1,689	38,425

Unrealised revaluations after taxation	112	-42	70	-1,262	-4	-1,266
Realised gains/losses transferred to profit and loss	-2,018		-2,018	-468		-468
Change in cash flow hedge reserve	-694		-694	-558		-558
Transfer to insurance liabilities/DAC	1,113	4	1,117	608	-6	602
Employee stock options and share plans	49		49	76		76
Exchange rate differences	-708	40	-668	-901	-18	-919

Total amount recognised directly in equity	-2,146	2	-2,144	-2,505	-28	-2,533

Net profit	6,759	212	6,971	5,592	255	5,847
Change in composition of the group		-865	-865		-43	-43
Dividend	-2,999	-122	-3,121	-2,681	-22	-2,703
Purchase/sale of treasury shares	-1,413		-1,413	-416		-416
Exercise of warrants and options	392		392	3		3
Other revaluations			—			—
Other			—			—

Balance at end of period	38,859	2,176	41,035	36,729	1,851	38,580

* Unaudited
The change in the composition of the group is mainly attributable to the deconsolidation of real estate funds following a reduction in ownership percentage
The accompanying notes referenced from 4.5.1 to 4.5.7 are an integral part of these condensed consolidated interim accounts

4.5 Notes to the condensed consolidated interim accounts*
4.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2006 Consolidated Annual Accounts of ING Group except that as of 1 January 2007, the level at which the adequacy test of the provision for insurance contracts is evaluated has been aligned to the business lines, which is the level at which performance is evaluated and segments are reported.
Previously, if it was determined using a best estimate (50%) confidence level that a shortfall existed in a business unit, then this shortfall was immediately recorded in the profit and loss account. Under the new policy, if it is determined using a best estimate (50%) confidence level that a shortfall exists in a business unit, and there are no offsetting amounts within other business units in the Business Line, then this shortfall is immediately recorded in the profit and loss account. This change in accounting policy has no effect on the financial information presented in these condensed consolidated interim accounts.
IFRS 7 “Financial Instruments: Disclosure” became effective as of 1 January 2007. Also in the first quarter of the year, IFRIC 11 Group and treasury share transactions became effective. None of these recent standards and interpretations have had a material effect on equity or profit for the period. No other new standards became effective in the first nine months of 2007 and recently issued standards that become effective after 30 September 2007 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards in this quarter.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2006 Consolidated Annual Accounts of ING Group.
These condensed consolidated interim accounts should be read in conjunction with the 2006 Consolidated Annual Accounts of ING Group.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed from the 2006 Consolidated annual accounts of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.

* Unaudited

4.5.2 Loans and advances to customers by insurance and banking operations

	30 September	31 December
(in € mln)	2007	2006
Insurance operations	28,366	37,606
Banking operations	503,349	440,375

	531,715	477,981
Eliminations	-1,803	-3,544

	529,912	474,437

4.5.3a Loans and advances to customers by type — banking operations

	30 September	31 December
(in € mln)	2007	2006
Loans to or guaranteed by public authorities	27,431	25,953
Loans secured by mortgages	245,126	208,211
Loans guaranteed by credit institutions	3,000	2,408
Other personal lending	24,789	22,906
Other corporate loans	205,056	183,535

	505,402	443,013
Provision for loan losses	-2,053	-2,638

	503,349	440,375

4.5.3b Changes in loan loss provision

	30 September	31 December
(in € mln)	2007	2006
Opening balance	2,642	3,313
Changes in the composition of the group	2	-101
Write-offs	-715	-691
Recoveries	48	86
Increase in loan loss provision	94	103
Exchange differences	-21	-67
Other changes	12	-1

Closing balance	2,062	2,642

The closing balance is included in
- amounts due from banks	9	4
- loan and advances to customers	2,053	2,638

	2,062	2,642

4.5.4 Investment income

3 month period	Insurance		Banking		Total
	1 July to 30 September		1 July to 30 September		1 July to 30 September
(in € mln)	2007	2006	2007	2006	2007	2006
Income from real estate investments	17	44	66	33	83	77
Dividend income	150	173	14	29	164	202
Income from investments in debt securities	1,739	1,471	—	—	1,739	1,471
Income from loans	466	713	—	—	466	713
Realised gains/losses on disposal of debt securities	49	21	—	4	49	25
Impairments of available-for-sale debt securities	-22	2	-5	—	-27	2
Realised gains/losses on disposal of equity securities	592	94	11	4	603	98
Reversals/impairments of available-for-sale equity securities	-1	-7	—	-4	-1	-11
Change in fair value of real estate investments	28	30	32	9	60	39

	3,018	2,541	118	75	3,136	2,616

9 month period	Insurance		Banking		Total
	1 January to 30 September		1 January to 30 September		1 January to 30 September
(in € mln)	2007	2006	2007	2006	2007	2006
Income from real estate investments	54	139	189	94	243	233
Dividend income	569	496	69	113	638	609
Income from investments in debt securities	4,971	4,790	—	—	4,971	4,790
Income from loans	1,620	1,768	—	—	1,620	1,768
Realised gains/losses on disposal of debt securities	-16	-73	133	62	117	-11
Impairments of available-for-sale debt securities	-22	6	-5	—	-27	6
Realised gains/losses on disposal of equity securities	1,682	540	222	56	1,904	596
Reversals/impairments of available-for-sale equity securities	-11	-17	-12	-12	-23	-29
Change in fair value of real estate investments	65	68	84	30	149	98

	8,912	7,717	680	343	9,592	8,060

4.5.5 Segment Reporting

3 month period	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group

1 July to 30 September 2007

Total income	3,706	7,245	4,036	1,288	1,602	536	908	-469	18,852

Underlying profit before tax	362	480	151	404	526	120	345		2,388
Divestments	418				32				450
Special items (1)				-45	-27		-33		-105
Profit before income tax	780	480	151	359	531	120	312	—	2,733

1 July to 30 September 2006

Total income	3,711	7,178	3,235	1,259	1,495	560	305	-381	17,362

Underlying profit before tax	511	512	168	527	469	177	-238		2,126
Divestments	29			-80		2			-49
Special items									—
Profit before income tax	540	512	168	447	469	179	-238	—	2,077

9 month period	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group

1 January to 30 September 2007

Total income	12,754	21,296	10,673	4,391	4,833	1,667	2,361	-1,449	56,526

Underlying profit before tax	1,483	1,606	463	1,808	1,620	456	670		8,106
Divestments	460				32				492
Special items (2)				-45	-280		-32		-357
Profit before income tax	1,943	1,606	463	1,763	1,372	456	638	—	8,241

1 January to 30 September 2006

Total income	12,203	22,425	10,238	4,292	4,565	1,733	1,099	-985	55,570

Underlying profit before tax	1,617	1,453	481	1,979	1,491	522	-163		7,380
Divestments	104		15	-44		12			87
Special items									—
Profit before income tax	1,721	1,453	496	1,935	1,491	534	-163	—	7,467

(1)	Comprises expenses related to Retail Netherlands Strategy (Combining ING Bank and Postbank) of EUR 16 million and expenses relating to the proposed Oyak Bank acquisition in the amount of EUR 89 million

(2)	Comprises expenses related to Retail Netherlands Strategy (Combining ING Bank and Postbank) of EUR 268 million and expenses relating to the proposed Oyak Bank acquisition in the amount of EUR 89 million

4.5.6 Acquisitions and Disposals
In the three months ending 30 September 2007
On 3 July 2007 ING announced that has completed the sale of its business unit ING Trust to management and Foreman Capital, an independent investment company based in the Netherlands. The disposal is part of ING’s strategy to focus on its core banking, insurance and asset management businesses. As of the 2 July 2007, ING Trust will operate under a new brand, Orangefield Trust. The transaction has no material impact on the results of ING Group or the Tier-1 ration of ING Bank.
On 27 July 2007 ING announced that it had reached agreement with Santander to acquire its Latin American pension businesses to further strengthen ING’s position in this fast growing market. The mandatory pension fund management companies (AFPs), which are located in certain Latin American countries, will make ING the second largest pension fund manager in Latin America. The purchase is subject to various national regulatory approvals in certain countries and is expected to be completed by early 2008.
On 28 September ING announced that it had completed the sale to P&V Verzekeringen of its Belgian Broker and Employee Benefits insurance business for EUR 750 million, resulting in a capital gain of EUR 418 million. ING will continue to sell life and non-life insurance products in Belgium by focusing on the distribution through its retails banking channels (ING Belgium and Record Bank).
On 30 September ING Group announced that it had reached final agreement with Piraeus Bank on a 10-year exclusive distribution partnership in Greece covering life, employee benefits and pension insurances. In addition, ING will acquire full ownership of ING Piraeus Life, the joint venture between ING and Piraeus Bank. The new distribution partnership fits into ING’s growth strategy in Central Europe of which extending and broadening of distribution is one of the spearheads. The distribution partnership will give ING exclusive access to Piraeus Bank’s network of 305 branch offices in Greece for the distribution of life insurance and pension products. Piraeus Bank is the 4th largest bank in Greece. Combined, ING Greece and ING Piraeus Life occupy the 3rd position in the Greek life insurance market.
Reported in the six month period 1 January to 30 June 2007
ING announced the completion of the acquisition of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million. The acquisition has no material impact on the capital adequacy ratios of ING Group.
ING announced that it had reached a final agreement to sell Regio Bank to SNS REAAL for a purchase price of EUR 50.5 million. The profit on disposal is expected to be about EUR 25 million. On 2 July 2007 ING announced that the sale had been completed, with a profit on disposal of about EUR 25 million for ING Group and an increase of 3 basis points on the Tier-1 ratio of ING Bank.
ING announced that it completed the sale of Nationale Borg, a specialist provider of guarantee insurance. The disposal has no material impact on the capital adequacy ratios of ING Group.
ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in Korea. The purchase is subject to regulatory approval.
ING announced that it had reached an agreement to acquire Oyak Bank, a top-ten Turkish Bank, for an amount of EUR 2.0 billion. The acquisition is subject to approval of the relevant authorities and is expected to occur in the fourth quarter of 2007.

4.5.7 Issuances, repurchases and repayment of debt and equity securities in issue
Share buy-back
On 16 May 2007 ING announced a plan to adopt a buyback programme under which it plans to purchase ordinary shares (or depositary receipts for such shares), with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. In the third quarter the number of (depositary receipts for) ordinary shares repurchased under this program is 31,939,198 (and a total to date of 52,370,698) at an average price of EUR 30.90 (with an average price to date of EUR 31.66), and a consideration of EUR 987 million (Total consideration to date is EUR 1,658). Cumulatively this represents completion of approximately 33% of the repurchase programme.
Delta hedge portfolio for employee options
To rebalance the delta hedge portfolio for employee options ING sold 4,360,000 (depository receipt for) ordinary shares in the third quarter at an average price of EUR 28.98.
In the 9 months to 30 September 2007, ING Group sold 10,970,000 (depository receipt for) ordinary shares at an average price of EUR 31.64. Also in the first 9 months ING Group issued 5,215,790 (depositary receipts for) ordinary ING shares, of which they bought back 4,075,830 at the opening price of EUR 30.48.
As at 30 September 2007 the hedge book holds 44.8 million (depositary receipts for) ordinary ING shares representing 2.0% of the total 2,225 million shares outstanding.
Buy-back of preferences
In the second quarter 2007, ING announced that agreement had been reached with Fortis Insurance Netherlands to buy-back 28,172,583 ‘A’ preference shares of ING at a price of EUR 3.618175 per share or EUR 101,933,335.5 in total, representing approximately 5.5% of the share capital of ING Group.
On 15 October 2007, ING announced that agreement had been reached with ABN AMRO to purchase 28,843,989 depository receipts for “A” preference shares of ING Group. The transaction will be conducted in two tranches. The first tranche consists of 18,843,989 shares, to be purchased at a price of EUR 3.65 per share was completed on 15 October 2007. The second tranche of 10,000,000 shares will be purchased at a price of EUR 3.68 per share on 24 December 2007. The second tranche is subject to the condition that ING does not breach its 10 pct limit of its share capital on its own books, which condition has to be fulfilled before 15 January 2008. Following the repurchase of each tranche, the preference shares will be cancelled.

4.6 Review report
To the shareholders, Supervisory Board and Executive Board
Introduction
We have reviewed the accompanying condensed consolidated balance sheet of ING Groep N.V. (the ‘Company’), Amsterdam, as at 30 September 2007, the related condensed consolidated profit and loss account for the three-month period and the nine-month period then ended, and the related condensed consolidated statement of cash flows and statement of changes in equity for the nine-month period then ended and explanatory notes. Management of the Company is responsible for the preparation and presentation of these condensed consolidated interim accounts in accordance with International Financial Reporting Standards as adopted by the European Union (‘IAS 34’). Our responsibility is to express a conclusion on these condensed consolidated interim accounts based on our review.
Scope of Review
We conducted our review in accordance with Dutch law, including Standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim accounts are not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 6 November 2007
for Ernst & Young Accountants
C.B. Boogaart

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 7, 2007